AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 24, 2011

                                                          1933 ACT FILE NO. 333-
                                                   1940 ACT FILE NO. 811 - 03763

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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                            REGISTRATION STATEMENT ON

                                    FORM S-6

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               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

     A.   EXACT NAME OF TRUST: GUGGENHEIM DEFINED PORTFOLIOS, SERIES 828

     B.   NAME OF DEPOSITOR: GUGGENHEIM FUNDS DISTRIBUTORS, INC.

     C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                       Guggenheim Funds Distributors, Inc.
                            2455 Corporate West Drive
                              Lisle, Illinois 60532

     D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

Copies to:

    KEVIN ROBINSON, ESQ.                         ERIC F. FESS
    Senior Managing Director, General            Chapman and Cutler LLP
    Counsel and Secretary                        111 West Monroe Street
    Guggenheim Funds Distributors, Inc.          Chicago, Illinois 60603
    2455 Corporate West Drive                    (312) 845-3000
    Lisle, Illinois  60532
    (630) 505-3736


It is proposed that this filing will become effective (check appropriate box)

/ /       immediately upon filing pursuant to paragraph (b)

/ /       on (date) pursuant to paragraph (b)

/ /       60 days after filing pursuant to paragraph (a)(1)

/ /       on (date) pursuant to paragraph (a)(1) of rule 485

/ / This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

     E. TITLE OF SECURITIES BEING REGISTERED: Units of fractional undivided beneficial interest.

     F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of the Registration Statement.

/ /       Check box if it is proposed that this filing will become effective on
          (date) at (time) pursuant to Rule 487.

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The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                  PRELIMINARY PROSPECTUS DATED AUGUST 24, 2011

                   GUGGENHEIM DEFINED PORTFOLIOS, SERIES 828
           Guggenheim Global Expansion & Dividend Portfolio, Series 3
              (the "Guggenheim Global Expansion & Dividend Trust")
        Guggenheim Global Infrastructure & Dividend Portfolio, Series 3
           (the "Guggenheim Global Infrastructure & Dividend Trust")
          Guggenheim Inflation Defense & Dividend Portfolio, Series 5
             (the "Guggenheim Inflation Defense & Dividend Trust")
            Guggenheim US High Dividend Strategy Portfolio, Series 2
               (the "Guggenheim US High Dividend Strategy Trust")
         Guggenheim US SMID High Dividend Strategy Portfolio, Series 2
            (the "Guggenheim US SMID High Dividend Strategy Trust")
                           (A Unit Investment Trust)

     The above-referenced series is comprised of the Guggenheim Global Expansion & Dividend Portfolio, Series 3, Guggenheim Global Infrastructure & Dividend Portfolio, Series 3, Guggenheim Inflation Defense & Dividend Portfolio, Series 5, Guggenheim US High Dividend Strategy Portfolio, Series 2 and Guggenheim US SMID High Dividend Strategy Portfolio, Series 2 (each, a "trust" and together, the "trusts").

     The attached final prospectus for a prior series of the trust is hereby used as the preliminary prospectus for the above-referenced Series. The narrative information and structure of the attached final prospectus will be substantially similar to that of the final prospectus for this Series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not available as of this date and will be different because each series has a unique portfolio. Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous series.

     The registration statement relating to the units of this Series is not complete, may be changed and is not yet effective. Information contained herein is subject to completion or amendment. The units of this Series may neither be sold nor may an offer to buy such units be accepted prior to the time the registration statement becomes effective. This prospectus shall neither constitute an offer to sell nor be considered a solicitation of an offer to buy the units. There shall be no sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     For purposes of the Guggenheim Global Expansion & Dividend Trust, Guggenheim Global Infrastructure & Dividend Trust and Guggenheim Inflation Defense & Dividend Trust incorporated herein by reference is the final prospectus for Guggenheim Defined Portfolios, Series 794 (Registration No. 333-174423) as filed on July 18, 2011, which shall be used as the preliminary prospectus for such Guggenheim Global Expansion & Dividend Trust, Guggenheim Global Infrastructure & Dividend Trust and Guggenheim Inflation Defense & Dividend Trust. For purposes of the Guggenheim US High Dividend Strategy Trust and Guggenheim US SMID High Dividend Strategy Trust incorporated herein by reference is the final prospectus for Guggenheim Defined Portfolios, Series 799 (Registration No. 333-174690) as filed on June 20 2011, which shall be used as the preliminary prospectus for such Guggenheim US High Dividend Strategy Trust and Guggenheim US SMID High Dividend Strategy Trust



                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       CONTENTS OF REGISTRATION STATEMENT

     A.   Bonding Arrangements of Depositor:

     The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                    INSURER/POLICY NO.                            AMOUNT

               National Union Fire Insurance                    $4,000,000
            Company of Pittsburgh, Pennsylvania
                          5692790

     This Registration Statement comprises the following papers and documents.

                  The Facing Sheet
                  The Prospectus
                  The Signatures
                  Consents of Counsel

     The following exhibits:

     1.1  Reference Trust Agreement (to be supplied by amendment).

   1.1.1  Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No. 2 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).

     2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Deferred Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).

     3.1 Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.2 Opinion of counsel as to Federal Income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.3 Opinion of counsel as to New York Income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.4 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.

     4.1  Consent of Independent Registered Public Accounting Firm.



                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Guggenheim Defined Portfolios, Series 828 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Lisle, and State of Illinois, on the 24th day of August, 2011.

                                      GUGGENHEIM DEFINED PORTFOLIOS, SERIES 828,
                                                                      Registrant

                                        By: GUGGENHEIM FUNDS DISTRIBUTORS, INC.,
                                                                       Depositor

                                                          By: /s/ Kevin Robinson
                                                              ------------------
                                                                  Kevin Robinson

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on August 24, 2011 by the following persons, who constitute a majority of the Board of Directors of Guggenheim Funds Distributors, Inc.

     SIGNATURE*                           TITLE***                              DATE
                                                                            )   By: /s/ Kevin Robinson
                                                                                        --------------
                                                                            )           Kevin Robinson
                                                                            )           Attorney-in-Fact*

DAVID HOOTEN*                             Chief Executive Officer and       )           August 24, 2011
                                          Chairman of the Board of          )
                                          Directors                         )

MICHAEL RIGERT**                          Vice Chairman                     )           August 24, 2011

ANTHONY DILEONARDI*                       Vice Chairman                     )           August 24, 2011

BRUCE ALBELDA*                            Chief Financial Officer and                   August 24, 2011
                                          Director
/s/ Kevin Robinson
    KEVIN ROBINSON                        Senior Managing Director,                     August 24, 2011
                                          General Counsel and Secretary


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* An executed copy of the related power of attorney was filed as Exhibit 6.0 to Registration Statement No. 333-167997 on September 24, 2010.

** An executed copy of the related power of attorney was filed as Exhibit 6.0 to Registration Statement No. 333-168383 on October 7, 2010.

*** The titles of the persons named herein represent their capacity in and relationship to Guggenheim Funds Distributors, Inc., the Depositor.



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                        CONSENT OF CHAPMAN AND CUTLER LLP

     The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.

                         CONSENT OF DORSEY & WHITNEY LLP

     The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibits 3.3 and 3.4 to the Registration Statement.

                                   MEMORANDUM

                 Re: Guggenheim Defined Portfolios, Series 828

     The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the new fund will be filed by amendment.

                                    1940 ACT

                              FORMS N-8A AND N-8B-2

     Form N-8A and Form N-8B-2 were filed in respect of Guggenheim Defined Portfolios, Series 718 (and subsequent series) (File No. 333-169214).

                                    1933 ACT

                                  THE INDENTURE

     The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated December 18, 2001 relative to Claymore Securities Defined Portfolios, Series 116.

                                                          CHAPMAN AND CUTLER LLP

Chicago, Illinois
August 24, 2011